OMB APPROVAL
OMB Number: 3235-0360
Expires: April 30, 2012
Estimated average burden hours per response...2.0

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date examination completed

811-06603			February 28, 2010

2. State identification Number: DE

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in representation statement:

Performance Funds Trust

4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219

Performance Funds Trust
3435 Stelzer Road
Columbus, Ohio 43219
April 19, 2010
Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940
We, as members of management of Performance Funds Trust — Money Market Fund, U.S. Treasury Money Market Fund, Short Term Government Income Fund, Intermediate Term Income Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Leaders Equity Fund and Strategic Dividend Fund (collectively, the Trust), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of February 28, 2010 and from September 30, 2009 through February 28, 2010.
Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2010 and from September 30, 2009 through February 28, 2010, with respect to securities reflected in the investment accounts of the Trust.
Performance Funds Trust

By:	/s/ Chris Sabato
Chris Sabato
Treasurer

Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
Performance Funds Trust:
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Performance Funds Trust (individually, Money Market Fund, U.S. Treasury Money Market Fund, Short Term Government Income Fund, Intermediate Term Income Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Leaders Equity Fund and Strategic Dividend Fund) (collectively, the Trust) complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act as of February 28, 2010. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2010, and, with respect to agreement of security purchases and sales, for the period from September 30, 2009 (the date of our last examination) through February 28, 2010:
1.	Confirmation of all securities held by Trustmark National Bank (Custodian) on behalf of the Trust, without prior notice to management;

2.	Reconciliation of all such securities to the books and records of the Trust and Custodian and inspection of relevant trade documentation for reconciling items;

3.	Confirmation of all securities held in book entry form by Federal Reserve Bank and Depository Trust Corporation on behalf of the Custodian at an omnibus level;

4.	Inspection of the reconciliations of the Custodian investment positions to the positions held on behalf of the Custodian at an omnibus level at the Federal Reserve Bank and Depository Trust Company and inspection of relevant trade documentation for reconciling items;

5.	Confirmation or inspection of documentation of all securities purchased/sold but not received/delivered;

6.	Confirmation of all repurchase agreements as of February 28, 2010 with brokers/banks and agreement of underlying collateral with the Custodian’s records; and

7.	Agreement of 15 security purchases and 15 security sales since September 30, 2009 from the books and records of the Trust to trade documentation and bank statements.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that the Trust complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2010, and for the period September 30, 2009 through February 28, 2010, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
Columbus, Ohio
April 19, 2010

3